UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Under the Securities Exchange Act of 1934

EQT Midstream Partners, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885B 100

(CUSIP Number)

Philip P. Conti

625 Liberty Avenue, Suite 1700

 Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 13, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT GP Holdings, LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 30.8%

14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 30.8%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 30.8%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 30.8%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885B 100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 21,811,643 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 21,811,643 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 21,811,643 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row 11 30.8%

14	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1.                                 Security and Issuer.

The class of equity securities to which this statement relates is the common units (Common Units) representing limited partner interests of EQT Midstream Partners, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Item 2.                                 Identity and Background.

(a)         This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) EQT GP Holdings, LP, a Delaware limited partnership (EQGP), (ii) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (iii) EQT Production Company, a Pennsylvania corporation (EPC), (iv) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (v) EQT Corporation, a Pennsylvania corporation (EQT and, together with EQGP, Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

EQGP is a limited partner of the Issuer with a 30.8% limited partner interest in the Issuer.  EQT GP Services, LLC, a Delaware limited liability company (EQGP GP), is the general partner of EQGP with a 0.0% non-economic general partner interest in EQGP.  Gathering Holdings is a limited partner of EQGP with a 99.9% limited partner interest in EQGP and is the sole member of EQGP GP. EPC is the sole member of Gathering Holdings. Investments Holdings is the sole stockholder of EPC. EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)         The business address of EQGP, EQGP GP, Gathering Holdings, EPC and EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

(c)          The principal business of EQGP is to hold a limited partner interest in the Issuer and all of the membership interests in EQT Midstream Services, LLC, the general partner of the Issuer (the General Partner), and all of the incentive distribution rights of the Issuer.  The principal business of EQGP GP is to act as the general partner of EQGP.  The principal business of Gathering Holdings is to own a limited partner interest in EQGP, all of the membership interests in EQGP GP, and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities.  The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through two business segments: EQT Production and EQT Midstream. EQT Production is one of the largest natural gas producers in the Appalachian Basin with 10.7 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 3.4 million gross acres as of December 31, 2014. EQT Midstream provides gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin.

EQGP is managed by EQGP GP, its general partner, and has no directors or executive officers.  EQGP GP, Gathering Holdings and Investments Holdings are manager-managed limited liability companies with a board of directors, in the case of EQGP GP, and a board of managers, in the case of Gathering Holdings and Investments Holdings.  EPC and EQT are corporations with boards of directors.

The name and present principal occupation of each director, manager and, in the case of EPC and EQT, executive officer of the Reporting Persons (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

All Covered Persons are United States citizens. The business address of each of the Covered Individuals (except the managers of Investments Holdings) is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  The business address of each of the managers of Investments Holdings is c/o EQT Investments Holdings, LLC, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

Name	Position
EQT Corporation
David L. Porges	Chairman, President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
George L. Miles, Jr.	Director
James E. Rohr	Director
David S. Shapira	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Theresa Z. Bone	Vice President, Finance and Chief Accounting Officer
Philip P. Conti	Senior Vice President and Chief Financial Officer
Randall L. Crawford	Senior Vice President and President, Midstream and Commercial
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Charlene Petrelli	Vice President and Chief Human Resources Officer
Steven T. Schlotterbeck	Executive Vice President and President, Exploration and Production

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Philip P. Conti	Director
Charlene Petrelli	Director
Steven T. Schlotterbeck	Director and President

EQT Gathering Holdings, LLC
Theresa Z. Bone	Member of Board of Managers
Philip P. Conti	Member of Board of Managers
Randall L. Crawford	Member of Board of Managers and President

EQT GP Services, LLC
David L. Porges	Chairman, President and Chief Executive Officer
Philip P. Conti	Director, Senior Vice President and Chief Financial Officer
Lewis B. Gardner	Director
Steven T. Schlotterbeck	Director

(d)—(e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           All Covered Persons are United States citizens.

Item 3.                                 Source and Amount of Funds or Other Consideration.

On April 13, 2015, Gathering Holdings, EQT Gathering, LLC, a Delaware limited liability company (EQT Gathering), EQGP and EQGP GP entered into a definitive Contribution, Conveyance and Assumption Agreement (General Partner Contribution Agreement), pursuant to which (i) EQT Gathering distributed all of the outstanding limited liability company interests in EQT Midstream Investments, LLC, a Delaware limited liability company (Midstream Investments), and all of the outstanding limited liability company interests in the General Partner (General Partner Interests) to Gathering Holdings, its sole member, and (ii) Gathering Holdings subsequently contributed the General Partner Interests to EQGP (the General Partner Contribution).  The General Partner Contribution became effective on April 13, 2015.

On April 13, 2015, Midstream Investments and EQGP entered into an Agreement of Merger (the Merger Agreement), pursuant to which Midstream Investments, which owned 21,811,643 Common Units of the Issuer, merged with and into EQGP, with EQGP surviving (the Merger).  The Merger became effective on April 13, 2015.

The foregoing descriptions of the General Partner Contribution Agreement and the Merger Agreement do not purport to be complete and are qualified in their entirety by reference to the General Partner Contribution Agreement, a copy of which is filed herewith, and the

Merger Agreement, a copy of which is filed herewith, which exhibits are herein incorporated by reference in their entirety.

Prior to the Merger and the General Partner Contribution, the Reporting Persons other than EQGP previously acquired Common Units reported herein as a result of the transactions described below:

At the closing of the Issuer’s initial public offering on July 2, 2012 (the IPO), the following transactions, among others, occurred: the Issuer issued to Midstream Investments 17,339,718 subordinated units and 2,964,718 Common Units representing an aggregate 57.4% ownership interest in the Issuer as of such time pursuant to a Contribution, Conveyance and Assumption Agreement dated July 2, 2012, among the Issuer, the General Partner, EQT, Midstream Investments, Investments Holdings, Equitrans Investments, LLC, a Delaware limited liability company, Equitrans, L.P., a Pennsylvania limited partnership (Equitrans), Equitrans Services, LLC, a Delaware limited liability company, and ET Blue Grass, LLC, a Delaware limited liability company (the Initial Contribution Agreement).

The foregoing description of the Initial Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Initial Contribution Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the Commission) on July 2, 2012, which exhibit is herein incorporated by reference in its entirety.

On July 15, 2013, the Issuer, the General Partner, Equitrans, Investments Holdings and Sunrise Pipeline, LLC entered into an Agreement and Plan of Merger (the Sunrise Merger Agreement) pursuant to which Sunrise Pipeline, LLC merged with and into Equitrans effective as of July 22, 2013, with Equitrans continuing as the surviving entity (the Sunrise Merger).  The aggregate consideration paid by the Issuer in connection with the Sunrise Merger as of the closing date was approximately $540 million, consisting of (i) a $507.5 million cash payment to Investments Holdings, (ii) 479,184 Common Units issued to Midstream Investments and (iii) 267,942 general partner units of the Issuer issued to the General Partner.  The cash portion of the purchase price was funded with the net proceeds of a public offering (the 2013 Offering) of 12,650,000 Common Units registered under the Securities Act of 1933, as amended, pursuant to a shelf registration statement on Form S-3 (Registration No. 333-189719), which became effective automatically upon filing with the Commission on July 1, 2013 (the Shelf Registration Statement).  The 2013 Offering and the Sunrise Merger closed on July 22, 2013.

The foregoing description of the Sunrise Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Sunrise Merger Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on July 15, 2013, which exhibit is herein incorporated by reference in its entirety.

On April 30, 2014, the Issuer, the General Partner, EQM Gathering Opco, LLC, a wholly owned subsidiary of the Partnership (EQM Gathering), and EQT Gathering, a wholly owned subsidiary of EQT, entered into a definitive Contribution Agreement (Jupiter Contribution Agreement) pursuant to which EQT Gathering contributed to EQM Gathering certain assets constituting the Jupiter natural gas gathering system (Jupiter Acquisition). The aggregate consideration paid by the Issuer in connection with the Jupiter Acquisition as of the closing date was approximately $1.18 billion, consisting of (i) an approximately $1.12 billion cash payment to EQT, (ii) 516,050 Common Units issued to Midstream Investments and (iii) 262,828 general partner units of the Issuer issued to the General Partner.  The cash portion of the purchase price was funded with the net proceeds of a public offering (2014 Offering) of 12,362,500 Common Units registered under the Securities Act of 1933, as amended, pursuant to the Shelf Registration Statement.  The 2014 Offering and the Jupiter Acquisition closed on May 7, 2014.

The foregoing description of the Jupiter Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the Jupiter Contribution Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 30, 2014, which exhibit is herein incorporated by reference in its entirety.

On February 17, 2015, all of the Issuer’s 17,339,718 subordinated units converted, for no additional consideration, into Common Units on a one-for-one basis upon satisfaction of certain financial tests for termination of the subordination period set forth in the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated July 2, 2012 (as amended, the Partnership Agreement).

On March 10, 2015, the Issuer, EQT, the General Partner, EQM Gathering, EQT Gathering, EQT Energy Supply Holdings, LP, and EQT Energy, LLC entered into a definitive Contribution and Sale Agreement (NWV Contribution Agreement) pursuant to which EQT Gathering contributed to EQM Gathering certain assets constituting the Northern West Virginia Marcellus Gathering System effective March 17, 2015 (NWV Acquisition). The aggregate consideration paid by the Issuer in connection with the NWV Acquisition as of the closing date was approximately $925.7 million, consisting of (i) an approximately $873.2 million cash payment to EQT, (ii) 511,973 Common Units issued to Midstream Investments and (iii) 178,816 general partner units of the Issuer issued to the General Partner.  The cash portion of the purchase price was funded in part with a portion of the net proceeds of a public offering (2015 Offering) of 8,250,000 Common Units registered under the Securities Act of 1933, as amended, pursuant to the Shelf Registration Statement.  The 2015 Offering and the NWV Acquisition closed on March 17, 2015.

The foregoing description of the NWV Contribution Agreement does not purport to be complete and is qualified in its entirety by reference to the NWV Contribution Agreement, a copy of which was filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on March 10, 2015, which exhibit is herein incorporated by reference in its entirety.

Item 4.                                 Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may acquire additional Common Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Units or otherwise, depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)—(j) of Schedule 13D:

(a)         The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT Midstream Services, LLC 2012 Long-Term Incentive Plan adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the 2012 Long-Term Incentive Plan on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)         None.

(c)          None.

(d)         None.

(e)          The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of materially changing the present capitalization or dividend policy of the Issuer.

(f)           None.

(g)          None.

(h)         None.

(i)             None.

(j)            Except as described in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                 Interest in Securities of the Issuer.

(a)         (1)         As of April 16, 2015, the number of Common Units issued and outstanding is 70,707,706. EQGP is the record and beneficial owner of 21,811,643 Common Units, which represents 30.8% of the outstanding Common Units of the Issuer.

(2)                                 Gathering Holdings does not directly own any Common Units of the Issuer; however, as a 99.9% limited partner of EQGP and the sole member of EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 30.8% of the outstanding Common Units of the Issuer.

(3)                                 EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 30.8% of the outstanding Common Units of the Issuer.

(4)                                 Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 30.8% of the outstanding Common Units of the Issuer.

(5)                                 EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of EQGP and EQGP GP, it may be deemed to beneficially own the 21,811,643 Common Units held of record by EQGP, which represents approximately 30.8% of the outstanding Common Units of the Issuer.

(6)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
David L. Porges	20,000	*
Philip P. Conti	9,750	*
Randall L. Crawford	25,000	*
Lewis B. Gardner	6,500	*
Theresa Z. Bone	10,000	*
Vicky A. Bailey	1,000	*
Kenneth M. Burke	3,000	*
A. Bray Cary, Jr.	12,000	*
Margaret K. Dorman	11,000	*
James E. Rohr	2,655	*
Daniel A. Greenblatt	364	*
George L. Miles, Jr.	2,500	*
David S. Shapira	17,218	*
Phillip D. Swisher	1,000	*
Charlene Petrelli	15,000	*
Stephen A. Thorington	5,000	*
Lee T. Todd, Jr.	1,500	*

*                                         Less than 1% of the class beneficially owned.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d)                                 The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distribution described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, EQGP, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Issuer’s cash distribution policy requires it to pay cash distributions at an initial distribution rate of $0.35 per Common Unit per quarter ($1.40 per Common Unit on an annualized basis) to the extent the Issuer has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to its general partner and its affiliates. The Issuer calls this quarterly distribution amount the “minimum quarterly distribution” and the Issuer’s ability to pay it is subject to various restrictions and other factors.

The Partnership Agreement requires the Issuer to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Issuer refers to this amount as “available cash.”

The Partnership Agreement requires that the Issuer distribute all of its available cash in the following manner:

• first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Issuer distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

• thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.4025 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Issuer distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Issuer’s units, including units owned by the General Partner and its affiliates, other than general partner units. The ownership of more than 331/3% of the Issuer’s outstanding units by the General Partner and its affiliates would give them the practical ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner has the right, but not the obligation, to purchase all of the remaining Common Units at a price not less than the then-current market price of the Common Units as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

EQGP, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

Lockup Agreements

Each of David L. Porges, Philip P. Conti, Randall L. Crawford, Lewis B. Gardner and Theresa Z. Bone agreed with the underwriters in the IPO, the 2013 Offering, the 2014 Offering and the 2015 Offering, respectively, that for a specified period of time from the date of the applicable underwriting agreement, ranging from 180 days in the IPO to 45 days in the 2015 Offering, they would not, without the prior written consent of certain of the underwriters, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Units or any securities convertible into or exercisable or exchangeable for Common Units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described above is to be settled by delivery of Common Units or such other securities, in cash or otherwise.  EQT entered into substantially the same agreement with the underwriters with respect to the IPO for a period of 180 days following the date of the IPO underwriting agreement.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012, as amended by Amendment No. 1 to the Partnership Agreement filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q for the quarterly period ended June 30, 2014, which are incorporated by reference in their entirety in this Item 6.  References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the Second Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.2 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014, which is incorporated in its entirety in this Item 6.

Item 7.                                                         Material to Be Filed as Exhibits.

EXHIBIT A	Joint Filing Statement dated April 16, 2015 (filed herewith).

EXHIBIT B	Power of Attorney dated April 16, 2015 (filed herewith).

EXHIBIT C	Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (filed herewith).

EXHIBIT D	Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (filed herewith).

EXHIBIT E	First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT G

Second Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated July 24, 2014 (filed as Exhibit 3.2 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT H

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT I

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT J

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT K

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT L

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT M	Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein

(filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT N

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated in its entirety herein by reference).

EXHIBIT O

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 16, 2015

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 16, 2015

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 16, 2015

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 16, 2015

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 16, 2015

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D

EXHIBIT INDEX

EXHIBIT A	Joint Filing Statement dated April 16, 2015 (filed herewith).

EXHIBIT B	Power of Attorney dated April 16, 2015 (filed herewith).

EXHIBIT C	Contribution, Conveyance and Assumption Agreement, dated April 13, 2015, by and among EQT Gathering Holdings, LLC, EQT Gathering, LLC, EQT GP Holdings, LP and EQT GP Services, LLC (filed herewith).

EXHIBIT D	Agreement of Merger, dated April 13, 2015, by and between EQT Midstream Investments, LLC and EQT GP Holdings, LP (filed herewith).

EXHIBIT E

First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 2, 2012 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT F

Amendment No. 1 to the First Amended and Restated Agreement of Limited Partnership of EQT Midstream Partners, LP, dated July 24, 2014 (filed as Exhibit 3.1 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT G

Second Amended and Restated Limited Liability Company Agreement of EQT Midstream Services, LLC, dated July 24, 2014 (filed as Exhibit 3.2 to the Issuer’s quarterly report on Form 10-Q filed with the Commission on July 24, 2014 and incorporated herein in its entirety by reference).

EXHIBIT H

Contribution, Conveyance and Assumption Agreement, dated July 2, 2012, by and among EQT Midstream Partners, LP, EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Investments, LLC, EQT Investments Holdings, LLC, Equitrans Investments, LLC, Equitrans, L.P., Equitrans Services, LLC, and ET Blue Grass, LLC (filed as Exhibit 10.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT I

Underwriting Agreement, dated June 26, 2012, by and among EQT Corporation, EQT Midstream Services, LLC, EQT Midstream Partners, LP, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 2, 2012 and incorporated herein in its entirety by reference).

EXHIBIT J

Agreement and Plan of Merger, dated July 15, 2013, by and among EQT Investments Holdings, LLC, EQT Midstream Services, LLC, Sunrise Pipeline, LLC, EQT Midstream Partners, LP and Equitrans, L.P. (filed as Exhibit 2.1 to the

Issuer’s current report on Form 8-K filed with the Commission on July 15, 2013 and incorporated herein in its entirety by reference).

EXHIBIT K

Underwriting Agreement, dated July 16, 2013, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, Equitrans Investments, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on July 22, 2013 and incorporated herein in its entirety by reference).

EXHIBIT L

Contribution Agreement, dated April 30, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Gathering, LLC (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on April 30, 2014 and incorporated herein in its entirety by reference).

EXHIBIT M

Underwriting Agreement, dated May 1, 2014, by and among EQT Midstream Partners, LP, EQT Midstream Services, LLC, and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 7, 2014 and incorporated herein in its entirety by reference).

EXHIBIT N

Contribution and Sale Agreement, dated March 10, 2015, by and among EQT Gathering, LLC, EQT Energy Supply Holdings, LP, EQT Energy, LLC, EQT Midstream Partners, LP, EQT Midstream Services, LLC, EQM Gathering Opco, LLC and EQT Corporation (filed as Exhibit 2.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 10, 2015 and incorporated in its entirety herein by reference).

EXHIBIT O

Underwriting Agreement, dated March 11, 2015, by and among EQT Midstream Partners, LP and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on March 17, 2015 and incorporated herein in its entirety by reference).

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: April 16, 2015

[signature page follows]

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Joint Filing Statement

EXHIBIT B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Philip P. Conti and Lewis B. Gardner, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of EQT Midstream Partners, LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 16th day of April, 2015.

EQT GP HOLDINGS, LP

By: EQT GP Services, LLC
its general partner

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Power of Attorney

EXHIBIT C

Execution Version

CONTRIBUTION, CONVEYANCE AND ASSUMPTION
AGREEMENT

By and Among

EQT GATHERING HOLDINGS, LLC

EQT GATHERING, LLC

EQT GP HOLDINGS, LP

And

EQT GP SERVICES, LLC

Dated as of April 13, 2015

CONTRIBUTION, CONVEYANCE AND ASSUMPTION
AGREEMENT

This Contribution, Conveyance and Assumption Agreement, dated as of April 13, 2015 (this “Agreement”), is by and among EQT Gathering Holdings, LLC, a Delaware limited liability company (“Gathering Holdings”), EQT Gathering, LLC, a Delaware limited liability company and wholly owned subsidiary of Gathering Holdings (“EQT Gathering”), EQT GP Holdings, LP, a Delaware limited partnership (the “Partnership”), and EQT GP Services, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).  The above-named entities are sometimes referred to in this Agreement each as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, Gathering Holdings and the General Partner have formed the Partnership pursuant to the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) for the purpose of, among other things, engaging in any business activity that is approved by the General Partner and that lawfully may be conducted by a limited partnership organized pursuant to the Delaware LP Act; and

WHEREAS, in order to accomplish the objectives and purposes in the preceding recital, each of the following actions has been taken prior to the date hereof:

1.              Gathering Holdings formed the General Partner under the terms of the Delaware Limited Liability Company Act and contributed $1,000 for all of the limited liability company interests in the General Partner; and

2.              The General Partner and Gathering Holdings formed the Partnership under the terms of the Delaware LP Act; Gathering Holdings contributed $1,000 in exchange for a 100.0% limited partner interest in the Partnership; and the General Partner received a 0.0% non-economic general partner interest in the Partnership; and

WHEREAS, EQT Gathering owns all of the outstanding limited liability company interests in (i) EQT Midstream Investments, LLC, a Delaware limited liability company (“Midstream Investments”), and (ii) EQT Midstream Services, LLC, a Delaware limited liability company (“EQM GP”) and the general partner of EQT Midstream Partners, LP, a Delaware limited partnership; and

WHEREAS, pursuant to the terms of this Agreement, EQT Gathering will distribute all of the outstanding limited liability company interests in Midstream Investments (the “Midstream Investments Interests”) and all of the outstanding limited liability company interests in EQM GP (the “EQM GP Interests”) to Gathering Holdings; and

WHEREAS, pursuant to the terms of this Agreement, following EQT Gathering’s distribution of the EQM GP Interests to Gathering Holdings, Gathering Holdings will contribute the EQM GP Interests to the Partnership; and

WHEREAS, the members, partners or directors of the Parties, as applicable, have taken all partnership and limited liability company action, as the case may be, required to approve the transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements herein contained, the Parties hereby agree as follows:

ARTICLE I
DISTRIBUTIONS AND CONTRIBUTION

Section 1.1            Distribution of Midstream Investments Interests and EQM GP Interests.  Effective as of the date hereof, EQT Gathering hereby grants, distributes, bargains, conveys, assigns, transfers, sets over and delivers to Gathering Holdings, its successors and its assigns, for its and their own use forever, all right, title and interest in and to the Midstream Investments Interests and the EQM GP Interests, and Gathering Holdings hereby accepts the Midstream Investments Interests and the EQM GP Interests (such transactions together being the “Initial Distribution”).

Section 1.2            Contribution by Gathering Holdings of EQM GP Interests.  Effective immediately following the Initial Distribution, Gathering Holdings hereby grants, contributes, bargains, conveys, assigns, transfers, sets over and delivers to the Partnership, its successors and its assigns, for its and their own use forever, all right, title and interest in and to the EQM GP Interests as an additional capital contribution to the Partnership, and the Partnership hereby accepts the EQM GP Interests.

ARTICLE II
FURTHER ASSURANCES

From time to time after the date hereof, and without any further consideration, the Parties agree to execute, acknowledge and deliver all such additional assignments, conveyances, instruments, notices, releases and other documents, and to do all such other acts and things, all in accordance with applicable law, as may be necessary or appropriate (i) more fully to assure that the applicable Parties own all of the rights, titles, interests, remedies, powers and privileges granted by this Agreement, or which are intended to be so granted, (ii) more fully and effectively to vest in the applicable Parties and their respective successors and assigns beneficial and record title to the interests contributed and assigned by this Agreement or intended to be so and (iii) more fully and effectively to carry out the purposes and intent of this Agreement.

ARTICLE III
MISCELLANEOUS

Section 3.1            Headings; References; Interpretation.  All Article and Section headings in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any of the provisions hereof.  The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole, and not to any particular provision of this Agreement.  All references herein to Articles and Sections shall, unless the context requires a different construction, be deemed to be references to the Articles and Sections of this Agreement.  All personal pronouns used in this Agreement, whether used in the masculine, feminine or neuter gender, shall include all other genders, and the singular shall include the plural and vice versa.

Section 3.2            Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns.

Section 3.3            No Third Party Rights.  The provisions of this Agreement are intended to bind the Parties as to each other and are not intended to and do not create rights in any other person or confer upon any other person any benefits, rights or remedies, and no person is or is intended to be a third party beneficiary of any of the provisions of this Agreement.

Section 3.4            Counterparts.  This Agreement may be executed in any number of counterparts with the same effect as if all signatory Parties had signed the same document.  All counterparts shall be construed together and shall constitute one and the same instrument.

Section 3.5            Choice of Law.  This Agreement shall be subject to and governed by the laws of the State of Delaware, without regard to its conflicts of law principles.

Section 3.6            Severability.  If any of the provisions of this Agreement are held by any court of competent jurisdiction to contravene, or to be invalid under, the laws of any political body having jurisdiction over the subject matter hereof, such contravention or invalidity shall not invalidate the entire Agreement.  Instead, this Agreement shall be construed as if it did not contain the particular provisions or provisions held to be invalid and an equitable adjustment shall be made and necessary provision added so as to give effect to the intention of the Parties as expressed in this Agreement at the time of execution of this Agreement.

Section 3.7            Amendment or Modification.  This Agreement may be amended or modified from time to time only by the written agreement of all the Parties.  Each such instrument shall be reduced to writing and shall be designated on its face as an amendment to this Agreement.

Section 3.8            Integration.  This Agreement and the instruments referenced herein supersede all previous understandings or agreements among the Parties, whether oral or written, with respect to the subject matter of this Agreement and such instruments.  This Agreement and such instruments contain the entire understanding of the Parties with respect to the subject matter hereof and thereof.  No understanding, representation, promise or agreement, whether oral or written, is intended to be or shall be included in or form part of this Agreement unless it is contained in a written amendment hereto executed by the Parties hereto after the date of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties to this Contribution, Conveyance and Assumption Agreement have caused it to be duly executed as of the date first above written.

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
	Name:	Randall L. Crawford
	Title:	President

EQT GATHERING, LLC

By:	/s/ Randall L. Crawford
	Name:	Randall L. Crawford
	Title:	President

EQT GP HOLDINGS, LP

By:	EQT GP SERVICES, LLC,
its general partner

By:	/s/ Philip P. Conti
	Name:	Philip P. Conti
	Title:	Senior Vice President and Chief
Financial Officer

EQT GP SERVICES, LLC

By:	/s/ Philip P. Conti
	Name:	Philip P. Conti
	Title:	Senior Vice President and Chief
Financial Officer

Signature Page to Contribution, Conveyance and Assumption Agreement

EXHIBIT D

Execution Version

AGREEMENT OF MERGER

OF

EQT MIDSTREAM INVESTMENTS, LLC

(a Delaware limited liability company)

WITH AND INTO

EQT GP HOLDINGS, LP

(a Delaware limited partnership)

This AGREEMENT OF MERGER (this “Agreement”) is dated as of April 13, 2015, by and between EQT Midstream Investments, LLC, a Delaware limited liability company (“Midstream Investments”), and EQT GP Holdings, LP, a Delaware limited partnership (the “Partnership”)

RECITALS

A.            EQT Gathering Holdings, LLC, a Delaware limited liability company and the sole member of Midstream Investments (“Gathering Holdings”), has deemed it advisable and in the best interests of Gathering Holdings that Midstream Investments be merged with and into the Partnership.

B.            The Board of Directors of EQT GP Services, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), the Board of Managers of Gathering Holdings, the sole member of Midstream Investments, and Gathering Holdings, in its capacity as the sole limited partner of the Partnership, have each adopted resolutions approving this Agreement in accordance with the Delaware Limited Liability Company Act (the “DLLCA”) and the Delaware Revised Uniform Limited Partnership Act (the “DRULPA”), as applicable.

NOW, THEREFORE, the parties hereto, in consideration of the mutual covenants herein contained and intending to be legally bound, agree as follows:

1.             Parties to Merger.  Midstream Investments and the Partnership shall effect a merger (the “Merger”) in accordance with and subject to the terms and conditions of this Agreement.

2.             Merger; Governing Law.  At the Effective Time (as defined in Section 3 hereof), Midstream Investments shall be merged with and into the Partnership, the separate existence of Midstream Investments shall cease, and the Partnership shall continue as the surviving limited partnership (the “Surviving Limited Partnership”) under the name “EQT GP Holdings LP.”  The Surviving Limited Partnership shall continue to be governed by the laws of the State of Delaware.

3.             Filing and Effective Time.  A Certificate of Merger (the “Delaware Certificate”) to be filed with the Secretary of State of the State of Delaware and such other documents and instruments as are required by, and complying in all respects with, the DLLCA and the DRULPA shall be delivered to the appropriate state officials for filing.  The Merger shall become effective at such time as the Delaware Certificate is accepted for record by the Secretary of State of the State of Delaware or such other time as specified in the Delaware Certificate (the “Effective Time”).

4.             Certificate of Limited Partnership.  At the Effective Time, the Certificate of Limited Partnership of the Partnership shall be and thereafter remain the Certificate of Limited Partnership of the Surviving Limited Partnership until thereafter amended in accordance with applicable law, and the Surviving Limited Partnership shall continue to be a limited partnership organized and governed by the laws of the State of Delaware.

5.             Agreement of Limited Partnership.  At the Effective Time, the Agreement of Limited Partnership of the Partnership shall be and thereafter remain the Agreement of Limited Partnership of the Surviving Limited Partnership until altered, amended or repealed in the manner therein provided in accordance with the Agreement of Limited Partnership of the Surviving Limited Partnership and applicable law.

6.             Cancellation of Limited Liability Company Interests.  At the Effective Time, each limited liability company interest in Midstream Investments issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Gathering Holdings, be canceled and cease to exist.

7.             Effect of Merger.  At the Effective Time, the Merger shall have the effect set forth in the DLLCA and the DRULPA.

8.             Amendment or Termination.  This Agreement may be amended or terminated at any time on or before the Effective Time by agreement of Gathering Holdings, the sole member of Midstream Investments, and the General Partner.

9.             Counterparts.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall be considered one and the same agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement of Merger as of the day and year first written above.

EQT MIDSTREAM INVESTMENTS, LLC,
a Delaware limited liability company

By:	EQT Gathering Holdings, LLC,
its sole member

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President

EQT GP HOLDINGS, LP,
a Delaware limited partnership

By:	EQT GP Services, LLC,
its general partner

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief
Financial Officer

Signature Page to Agreement of Merger